ECI Telecom Ltd.

Consolidated Financial Statements as at March 31, 2003
--------------------------------------------------------------------------------


Contents


                                                                            Page


Review of the unaudited interim consolidated financial statements              1


Consolidated Balance Sheets                                                    2


Consolidated Statements of Income                                              4


Consolidated Statements of Comprehensive Income                                6


Consolidated Statements of Changes in Shareholders' Equity                     7


Consolidated Statements of Cash Flows                                          9


Condensed Notes to the Interim Consolidated Financial Statements              12

The Board of Directors of ECI Telecom Ltd.

Review of the unaudited interim consolidated financial statements for the three-month period ended March 31, 2003

At your request, we have reviewed the interim consolidated balance sheet of ECI Telecom Ltd. and its subsidiaries as at March 31, 2003, and the related interim consolidated statements of income, the interim statements of comprehensive income, the interim statements of changes in shareholders' equity and the interim consolidated statements of cash flows for the three month period then ended.

Our review was carried out in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel (such review procedures are substantially identical to review procedures in the United States) and included, inter alia, reading the said financial statements, reading the minutes of Shareholders' Meetings and of the Board of Directors and its committees, as well as making inquiries of those responsible for financial and accounting matters.

We received review reports of other auditors, regarding the interim financial statements of certain consolidated subsidiaries, whose assets constitute approximately 6% of the total consolidated assets as at March 31, 2003 and whose revenues constitute approximately 6% of the consolidated revenues for the three month period then ended. Furthermore, the data included in the interim financial statements relating to the net asset value of the Company's investments in affiliation and its equity in their operating results, is based on the interim financial statements of such affiliates, for most of them, were reviewed by other auditors.

Since such a review is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said interim consolidated financial statements.

In the course of our review, including the review of reports of other auditors, nothing came to our attention which would indicate the necessity of making material changes in the said financial statements in order for them to be in conformity with generally accepted accounting principles (GAAP) in the United States, and in conformity with the U.S. Securities and Exchange Commission
Regulation regarding Interim Financial Statements (regulation S-X: Item 210.10-01). Note 10 to the Financial Statements describes the material differences between U.S. and Israeli GAAP as they relate to these financial statements.



Somekh Chaikin
Certified Public Accountants (Isr.)

May 14, 2003

Consolidated Balance Sheets as at
--------------------------------------------------------------------------------



                                                                                March 31          March 31        December 31
                                                                                    2003              2002               2002
                                                                        ----------------  ----------------   ----------------
                                                                             (Unaudited)       (Unaudited)          (Audited)
                                                                        ----------------  ----------------   ----------------
                                                                          $ in thousands    $ in thousands     $ in thousands
                                                                        ----------------  ----------------   ----------------
Assets

Current assets
Cash and cash equivalents                                                       310,657           312,990            356,649
Short-term investments                                                           17,367             9,658              6,840
Receivables:
 Trade                                                                          196,993           267,384            207,315
 Other                                                                           22,336            37,213             24,194
Prepaid expenses                                                                  5,809            12,886              4,349
Recoverable costs and estimated earnings, not yet billed                         13,514            13,568             13,690
Inventories                                                                     144,084           242,776            149,747
Assets - discontinued operations                                                 17,357                 -             20,648
                                                                        ----------------  ----------------   ----------------

Total current assets                                                            728,117           896,475            783,432
                                                                        ----------------  ----------------   ----------------

Long-term bank deposits and receivables, net of current
 maturities                                                                     134,294           174,260            132,173
                                                                        ----------------  ----------------   ----------------

Investments                                                                      41,608            37,366             42,985
                                                                        ----------------  ----------------   ----------------

Property, plant and equipment
Cost                                                                            282,838           321,054            278,159
Less - Accumulated depreciation                                                 149,237           146,421            139,572
                                                                        ----------------  ----------------   ----------------
                                                                                133,601           174,633            138,587
                                                                        ----------------  ----------------   ----------------

Software development costs, net                                                  18,959            25,370             20,082
                                                                        ----------------  ----------------   ----------------

Goodwill and other intangible assets, net                                        20,913            22,528             21,045
                                                                        ----------------  ----------------   ----------------

Other assets                                                                     16,688            17,426             16,795
                                                                        ----------------  ----------------   ----------------




--------------------------------------------- President, Chief Executive Officer
Doron Inbar

--------------------------------------------- Executive Vice President,
Giora Bitan                                   Chief Financial Officer

Fort Lauderdale, May 14, 2003





                                                                        ----------------  ----------------   ----------------
Total assets                                                                  1,094,180         1,348,058          1,155,099
                                                                        ================  ================   ================


                                                                ECI Telecom Ltd.

--------------------------------------------------------------------------------




                                                                               March 31           March 31        December 31
                                                                                   2003               2002               2002
                                                                        ----------------  ----------------   ----------------
                                                                            (Unaudited)        (Unaudited)          (Audited)
                                                                        ----------------  ----------------   ----------------
                                                                         $ in thousands     $ in thousands     $ in thousands
                                                                        ----------------  ----------------   ----------------


Liabilities and shareholders' equity

Current liabilities
Short-term loan and bank credits                                                183,185           123,352            230,012
Trade payables                                                                   49,167            44,407             41,221
Other payables and accrued liabilities                                          124,195           189,556            133,826
Liabilities - discontinued operations                                             8,857                 -             12,148
                                                                        ----------------  ----------------   ----------------

Total current liabilities                                                       365,404           357,315            417,207
                                                                        ----------------  ----------------   ----------------

Long-term liabilities

Loans from banks                                                                      -           146,667                  -
Other liabilities                                                                 8,273            11,247              8,379
Liability for employee severance benefits, net                                   25,602            27,716             26,357
                                                                        ----------------  ----------------   ----------------

Total long-term liabilities                                                      33,875           185,630             34,736
                                                                        ----------------  ----------------   ----------------

Total liabilities                                                               399,279           542,945            451,943
                                                                        ----------------  ----------------   ----------------

Minority Interest                                                                54,598            52,557             56,756
                                                                        ----------------  ----------------   ----------------

Shareholders' equity
Share capital                                                                     6,156             6,140              6,152
Capital surplus                                                                 658,756          *657,202            658,425
Accumulated other comprehensive income (loss)                                      (458)            1,944             (1,832)
Retained earnings (deficit)                                                     (24,151)          *87,270            (16,345)
                                                                        ----------------  ----------------   ----------------

Total shareholders' equity                                                      640,303           752,556            646,400
                                                                        ----------------  ----------------   ----------------

*        Reclassified





                                                                        ----------------  ----------------   ----------------
Total liabilities and shareholders' equity                                   1,094,180          1,348,058          1,155,099
                                                                        ================  ================   ================

The accompanying notes are an integral part of these interim financial statements.


                                                                ECI Telecom Ltd.

Consolidated Statements of Income
--------------------------------------------------------------------------------



                                                                               Three months ended                  Year ended
                                                                                March 31          March 31        December 31
                                                                                    2003              2002               2002
                                                                        ----------------  ----------------   ----------------
                                                                             (Unaudited)   (*) (Unaudited)          (Audited)
                                                                        ----------------  ----------------   ----------------
                                                                          $ in thousands    $ in thousands     $ in thousands
                                                                        ----------------  ----------------   ----------------


Revenues                                                                        118,671           175,409            646,211
Cost of revenues                                                                 69,242           108,315            377,513
Royalties to the government                                                         775             3,124             10,272
Inventory write-off                                                                   -                 -              7,446
                                                                        ----------------  ----------------   ----------------

Gross profit                                                                     48,654            63,970            250,980
Research and development costs, net                                              19,472            24,731             93,097
Selling and marketing expenses                                                   21,793            28,734            115,241
General and administrative expenses                                              12,179            14,696             92,056
Amortization of acquisition - related intangible assets                             792               440              1,760
Impairment of assets                                                                  -                 -              1,525
                                                                        ----------------  ----------------   ----------------

Operating loss                                                                   (5,582)           (4,631)           (52,699)
Financial expenses                                                               (2,842)           (6,212)           (18,375)
Financial income                                                                  2,401             7,154             24,564
Other income (expenses), net                                                       (234)           10,481            (13,297)
                                                                        ----------------  ----------------   ----------------

Income (loss) from continuing operations
 before taxes on income                                                          (6,257)            6,792            (59,807)
Taxes on income                                                                    (597)           (4,556)            (8,812)
                                                                        ----------------  ----------------   ----------------

Income (loss) from continuing operations
 after taxes on income                                                           (6,854)            2,236            (68,619)
Company's equity in results of investee companies, net                           (1,061)             (800)            (3,055)
Minority interest in results of subsidiaries - net                                2,229            (1,518)            (6,045)
                                                                        ----------------  ----------------   ----------------

Loss from continuing operations                                                  (5,686)              (82)           (77,719)
Cumulative effect of an accounting change, net                                        -              (550)              (550)
Loss on discontinued operation, net                                              (2,120)          (51,438)           (77,416)
                                                                        ----------------  ----------------   ----------------

Loss for the period                                                              (7,806)          (52,070)          (155,685)
                                                                        ================  ================   ================

(*)   Reclassified






The accompanying notes are an integral part of these interim financial statements.

                                                                ECI Telecom Ltd.

--------------------------------------------------------------------------------



                                                                               Three months ended                  Year ended
                                                                                March 31          March 31        December 31
                                                                                    2003              2002               2002
                                                                        ----------------  ----------------   ----------------
                                                                             (Unaudited)     * (Unaudited)          (Audited)
                                                                        ----------------  ----------------   ----------------
                                                                                     US$               US$                US$
                                                                        ----------------  ----------------   ----------------


Loss per share

Basic and diluted loss per share:

Continuing operations                                                             (0.05)                -              (0.74)
Cumulative effect of an accounting change, net                                        -             (0.01)             (0.01)
Discontinued operations                                                           (0.02)            (0.51)             (0.73)
                                                                        ----------------  ----------------   ----------------

                                                                                  (0.07)            (0.52)             (1.48)
                                                                        ----------------  ----------------   ----------------

Weighted average number of shares outstanding used to
 compute basic and diluted earnings per share - in thousands                    107,585           100,430            105,512
                                                                        ================  =================  ================


*   Reclassified
























The accompanying notes are an integral part of these interim financial statements.

                                                                ECI Telecom Ltd.

Consolidated Statements of Comprehensive Income
--------------------------------------------------------------------------------



                                                                               Three months ended                  Year ended
                                                                                March 31          March 31        December 31
                                                                                    2003              2002               2002
                                                                        ----------------  ----------------   ----------------
                                                                             (Unaudited)       (Unaudited)          (Audited)
                                                                        ----------------  ----------------   ----------------
                                                                          $ in thousands    $ in thousands     $ in thousands
                                                                        ----------------  ----------------   ----------------


Loss for the period                                                              (7,806)          (52,070)          (155,685)

Other comprehensive income (loss):

Unrealized gains (losses) from changes in the fair value of
 financial instruments                                                            1,364               432             (3,632)

Unrealized holding gain (losses) on available for sale
 securities arising during the period, net                                           10              (288)                 -
                                                                        ----------------  ----------------   ----------------

Total other comprehensive income (loss)                                           1,374               144             (3,632)
                                                                        ----------------  ----------------   ----------------

Comprehensive loss                                                               (6,432)          (51,926)          (159,317)
                                                                        ================  ================   ================




The accompanying notes are an integral part of these interim financial statements.

                                                                ECI Telecom Ltd.

Consolidated Statements of Changes in Shareholders' Equity
--------------------------------------------------------------------------------


                                                                          Accumulated
                                            Number                              other      Retained                         Total
                                                of    Share   Capital   comprehensive      (deficit)      Treasury   shareholders'
                                            shares  capital   surplus    income (loss)     earnings          stock         equity
                                      ------------ --------  --------   -------------     ---------      ---------  -------------
                                                             $ in thousands except share amounts
                                      ----------------------------------------------------------------------------------------------
Balance at January 1, 2003 (audited)   107,512,612    6,152   658,425          (1,832)      (16,345)             -        646,400

Unaudited
---------
Net loss for the three months ended
 March 31, 2003                                  -        -         -               -        (7,806)             -         (7,806)
Share issuance to employees                207,132        4       331               -             -              -            335
Net unrealized loss on available for
 sale securities                                 -        -         -              10             -              -             10
Net unrealized gain on financial
 instruments                                     -        -         -           1,364             -              -          1,364
                                      ------------ --------  --------    ------------     ---------       --------   ------------
Balance at March 31, 2003 (unaudited)  107,719,744    6,156   658,756            (458)      (24,151)             -        640,303
                                      ============ ========  ========    ============     =========       ========   ============

Balance at January 1, 2002 (audited)    93,573,549    5,873   656,614           1,800       173,567        (82,998)       754,856

Unaudited
---------
Net loss for the three months ended
 March 31, 2002                                  -        -         -               -       (52,070)             -        (52,070)
Share issuance, net                     13,160,000      263                         -      *(34,227)        82,998         49,034
Share issuance to employees                164,198        4       540               -             -              -            544
Net unrealized loss on available for
 sale securities                                 -        -         -            (288)            -              -           (288)
Amortization of deferred compensation
 expenses                                        -        -        48               -             -              -             48
Net unrealized gain on financial
 instruments                                     -        -         -             432             -              -            432
                                      ------------ --------  --------     -----------      --------        -------    -----------
Balance at March 31, 2002 (unaudited)  106,897,747    6,140   657,202           1,944        87,270              -        752,556
                                      ============ ========  ========     ===========      ========        =======    ===========

*        Reclassified


The accompanying notes are an integral part of these interim financial statements.




                                                               ECI Telecom Ltd.

Consolidated Statements of Changes in Shareholders' Equity
--------------------------------------------------------------------------------



                                            Number    Share  Capital      Accumulated      Retained       Treasury          Total
                                         of shares  capital  surplus            other      (deficit)                 shareholders'
                                                                        comprehensive      earnings          stock         equity
                                                                         income (loss)
                                      ------------ --------  --------   -------------     ---------      ---------  -------------
                                                         $ in thousands, except share amounts and dividens per share
                                      ----------------------------------------------------------------------------------------------
Balance at January 1, 2002              93,573,549    5,873   656,614           1,800       173,567        (82,998)       754,856

Changes during 2002 -
Net loss for the year ended December
 31, 2002                                        -        -         -               -      (155,685)             -       (155,685)
Share issuance, net                     13,160,000      263         -               -       (34,227)        82,998         49,034
Share issuance to employees and
 others                                    779,063       16     1,960               -             -              -          1,976
Amortization of deferred
 compensation expenses                           -        -      (149)              -             -              -           (149)
Net unrealized loss on financial
 instruments                                     -        -         -          (3,632)            -              -         (3,632)
                                      ------------ --------  --------   -------------    ----------     ----------  -------------
Balance at December 31, 2002           107,512,612    6,152   658,425          (1,832)      (16,345)             -        646,400
                                      ============ ========  ========   =============    ==========     ==========  =============
















The accompanying notes are an integral part of these interim financial statements.


                                                               ECI Telecom Ltd.

Consolidated Statement of Cash Flows
--------------------------------------------------------------------------------

                                                                               Three months ended                  Year ended
                                                                        -------------------------------------------------------
                                                                                March 31          March 31        December 31
                                                                                    2003              2002               2002
                                                                        ----------------    --------------     --------------
                                                                             (Unaudited)       (Unaudited)          (Audited)
                                                                        ----------------    --------------     --------------
                                                                          $ in thousands    $ in thousands     $ in thousands
                                                                        ----------------    --------------     --------------
Cash flows for operating activities

Loss for the period                                                              (7,806)          (52,070)          (155,685)

Adjustments to reconcile loss to cash provided by (used in) operating activities:

Depreciation and amortization                                                    11,309            14,345             56,451
Cumulative effect of an accounting change, net                                        -            37,196                550
Amortization of deferred compensation
 (including subsidiaries)                                                             -               234                 81
Loss on sale of property and equipment                                              148             1,391              3,936
Impairment of assets                                                                  -            15,835              1,525
Capital gain (loss), net                                                            818           (11,306)             8,738
Other - net (mainly long-term deferred taxes)                                       203             1,463              6,039
Company's equity in results of investee companies                                 1,061               800              3,055
Minority interest in net results of subsidiaries                                 (2,229)            1,518              6,045
Decrease (increase) in marketable securities                                        (51)               61                852
Decrease in trade receivables (including non-current
 maturities of bank deposits and trade receivables)                              16,168            44,222            112,056
Decrease in other receivables                                                     2,766            16,620             30,170
Decrease (increase) in prepaid expenses                                          (1,508)           (3,047)             4,501
Decrease (increase) in recoverable costs
 and estimated earnings - not yet billed                                            176             8,012             19,540
Decrease in inventories                                                           5,604            31,864            113,056
Increase (decrease) in trade payable                                              6,895           (35,369)           (35,217)
Decrease in other payables and accrued liabilities                              (11,007)            9,730            (38,461)
Decrease in other long-term liabilities                                            (106)             (326)            (3,194)
Decrease in liability for employee severance
 benefits, net                                                                     (655)             (622)            (2,081)
Cumulative effect on an accounting change on discontinuing
 operations                                                                           -                 -             36,646
Impairment of long-lived assets relating to the discontinued
 operation                                                                            -                 -             22,678
                                                                        ---------------      ------------    ---------------

Net cash provided by operating activities                                        21,786            80,551            191,281
                                                                        ---------------      ------------    ---------------





The accompanying notes are an integral part of these interim financial statements.




                                                               ECI Telecom Ltd.

Consolidated Statement of Cash Flows
--------------------------------------------------------------------------------



                                                                               Three months ended                  Year ended
                                                                        -------------------------------------------------------
                                                                                March 31          March 31        December 31
                                                                                    2003              2002               2002
                                                                        ----------------    --------------     --------------
                                                                             (Unaudited)       (Unaudited)          (Audited)
                                                                        ----------------    --------------     --------------
                                                                          $ in thousands    $ in thousands     $ in thousands
                                                                        ----------------    --------------     --------------
Cash flows for investing activities

Increase in short-term investments, net                                         (10,466)           (2,881)              (450)
Software development costs capitalized                                           (2,998)           (3,474)           (12,935)
Investment in property, plant and equipment                                      (1,767)           (3,061)           (11,759)
Proceeds from sale of property, plant and equipment                                 227               155                746
Acquisition of investee companies                                                   (33)           (1,783)            (2,584)
Long-term loans granted                                                               -            (2,107)            (6,227)
Acquisition of newly consolidated subsidiaries (see Note A)                           -                 -                513
Purchase of technology                                                             (869)                -                  -
Proceeds from realization of a subsidiary (see Note B)                                -                 -            (10,003)
Proceeds from realization of shares at consolidated
 subsidiary and operation                                                             -            20,302             20,302
Repayment with respect of other assets                                               83                 -                  -
Investment in marketable securities                                              (5,367)                -                  -
                                                                        ---------------     -------------      -------------
Net cash provided by (used in) investing activities                             (21,190)            7,151            (22,397)
                                                                        ---------------     -------------      -------------
Cash flows from financing activities

Repayment of long-term debt (short-term portion)                                (21,832)          (50,000)           (90,000)
Decrease in short-term credit, net                                              (24,995)                -                (18)
Proceeds from share issuance                                                        335            50,224             51,656
Share issue expenses                                                                  -              (646)              (646)
                                                                        ---------------     -------------      -------------
Net cash used in financing activities                                           (46,492)             (422)           (39,008)
                                                                        ---------------     -------------      -------------
Effect of change in exchange rate on cash                                           (96)             (482)               581
                                                                        ---------------     -------------      -------------
Changes in cash and cash equivalents                                            (45,992)           86,798            130,457

Cash and cash equivalents at beginning of period                                356,649           226,192            226,192
                                                                        ---------------     -------------      -------------
Cash and cash equivalents at end of period                                      310,657           312,990            356,649
                                                                        ===============     =============      =============







The accompanying notes are an integral part of these interim financial statements.




                                                               ECI Telecom Ltd.

Consolidated Statement of Cash Flows (cont'd)
--------------------------------------------------------------------------------



                                                                               Three months ended                  Year ended
                                                                        -------------------------------------------------------
                                                                                March 31          March 31        December 31
                                                                                    2003              2002               2002
                                                                        ----------------    --------------     --------------
                                                                             (Unaudited)       (Unaudited)          (Audited)
                                                                        ----------------    --------------     --------------
                                                                          $ in thousands    $ in thousands     $ in thousands
                                                                        ----------------    --------------     --------------
A.       Acquisition of newly subsidiaries

Current assets (other than cash)                                                      -                 -             (1,795)
Investment in investee companies                                                      -                                2,482
Property, plant, equipment and other assets, net                                      -                 -               (171)
Goodwill                                                                              -                 -                 (3)
                                                                        ---------------     -------------      -------------
                                                                                      -                 -                513
                                                                        ===============     =============      =============

B.       Proceeds from realization of a subsidiary

Current assets (other than cash)                                                      -                 -              9,600
Property, plant and equipment and other assets, net                                   -                 -              6,742
Inventories                                                                           -                 -              3,263
Investment in investee companies                                                      -                 -            (29,608)
                                                                        ---------------     -------------      -------------
                                                                                      -                 -            (10,003)
                                                                        ===============     =============      =============
















The accompanying notes are an integral part of these interim financial statements.


                                                               ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements
--------------------------------------------------------------------------------



Note 1 - General

     The interim financial statements are prepared in a condensed format, as at March 31, 2003 and for the three-month period then ended. The interim consolidated financial statements should be read in conjunction with Company's annual consolidated financial statements as at December 31, 2002 and the accompanying notes thereto.

     During 2002, the Company's Board of Directors decided to focus the Company's activities on its two core businesses, which are as follows:
     Inovia Broadband Access Division and Lightscape Optical Network division (including Enavis).



Note 2 - Significant Accounting Policies

     A. The accounting policies applied in the preparation of these interim consolidated financial statements are identical with those applied in the preparation of the latest annual consolidated financial statements.


     B.   The  interim   consolidated   financial  statements  are  prepared  in
          accordance with accounting principles for preparation of financial statements for interim periods.


     C. Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation. See also
          Note 8.



Note 3 - Financial Statements Denominated in U.S. Dollars

     The interim consolidated financial statements have been prepared in accordance with US GAAP on the basis of historical cost convention and denominated in U.S. dollars.

     Note 10 includes a reconciliation from U.S. GAAP, on which the financial statements of the Company are based, and Israeli GAAP, on which the financial statements of the Company major shareholders in Israel are based.

                                                               ECI Telecom Ltd.


Condensed Notes to the Interim Consolidated Financial Statements
--------------------------------------------------------------------------------


Note 4 - Shareholders' Equity

     A. In October 1995 the Financial Accounting Standards Board (FASB) issued SFAS 123 "Accounting for Stock-based Compensation" which establishes financial accounting and reporting standards for stock-based compensation plans. The statement defines a fair value based method of accounting for an employee stock option.

          As required by SFAS 123, the Company has determined the weighted average fair value of stock-based arrangements grants during the reporting period to be $ 1.77. The fair values of stock based compensation awards granted were estimated using the "Black - Scholes" option pricing model with the following assumptions.

                                                                                  Option           Expected          Risk free
                                                                                    term         volatility      interest rate
                                                                        ----------------      -------------    ---------------
                  Period of grant                                                   term         volatility      interest rate
                  ---------------                                       ----------------      -------------    ---------------
                  Three months ended March 31, 2003                                   5               66.9                1.5%
                  Three months ended March 31, 2002                                   5                 90                  2%
                  Year ended December 31, 2002                                        5                105                1.5%


     B. Had the compensation expenses for stock options granted under the Company's stock option plans been determined based on fair value at the grant dates consistent with the method of SFAS 123, the Company's net loss and net loss per share would have been as follows:

                                                                               Three months ended                  Year ended
                                                                        -----------------------------------------------------
                                                                               March 31           March 31        December 31
                                                                                   2003               2002               2002
                                                                        ---------------       ------------     --------------
                  Net loss ($ in thousands)
                  As reported                                                    (7,806)          (52,070)          (155,685)
                  Deduct: Total stock-based employee
                   compensation expenses determined under
                   fair value based method for all awards, net
                   of related tax effects                                       (18,398)          (17,230)           (59,644)
                  Pro forma net loss                                            (26,204)         (69,300)           (215,329)


                  Basic and diluted loss per share ($)
                  As reported                                                     (0.07)            (0.52)             (1.48)
                  Pro forma                                                       (0.24)            (0.69)             (2.04)


                                                               ECI Telecom Ltd.


Condensed Notes to the Interim Consolidated Financial Statements
--------------------------------------------------------------------------------


Note 5 - Liens on Assets

     The existing and future liabilities of the Company towards Israeli banks are collateralized by certain pledges on assets (real estate in Israel), on certain rights (shares in EcTel, Lightscape and Inovia) and by an unlimited "negative pledge" on the Company's assets. As a condition to the continued granting of credit by the banks, and in accordance with the "negative pledge", the Company is obligated to maintain certain financial ratios, such as an equity ratio, capital to assets ratio, current ratio and a certain ratio of operating income. According to an agreement with the lending banks, the Company was to have maintained these ratios since the third quarter of 2001. Commencing from October 1, 2002, the Company is not in compliance with some of the financial ratios and, therefore, the banks have the right to demand immediate repayment of the full amount of the loans.

     In accordance with that stated above, the loans, starting from the third quarter of 2002 are classified as current loans. In addition, Company Management is negotiating with the lending banks for change of the original financing agreement, including change of the financial ratios.



Note 6 - Material Transactions in the Current Period

     A.   Shareholders' equity

     On February 11, 2003 the Company granted to its employees and managers 879,228 options at an exercise price of $1.75, which constitutes the market price of the share on the date the options were granted. The share options will vest as follows: 12.5% after six months and 6.26% on the last day of each following quarter over a period of 14 quarters. Furthermore, in February the Company granted 300,000 options to a director at an exercise price of $ 2.21, which constitutes the market price of the share on the date the options were granted. Half of the options will vest immediately and the balance will vest one year after being granted. In March, the Company granted 30,000 options to a director at an exercise price of $ 1.99, which constitutes the market price of the share on the date the options were granted. The options will vest fully in August 2004. During the reporting period, the Company granted employees of certain segments the right to exchange their option warrants, convertible into shares in the "new companies", for others, convertible into shares of the Company as quoted on the stock exchange, with the addition of the relating conversion, on a date at least six months after conversion date ("the future date").

     B.   Sale of long-term notes

     In the reported period, the Company sold long-term notes of customers in the amount of $ 5,346 thousand to a bank.

     C.   Event Occurring Subsequent to the Balance Sheet Date

     Subsequent to the balance sheet date, further to the memorandum of understanding signed in February 2003, the Company signed an agreement to sell most of the assets and liabilities of its wholly-owned subsidiary, Innowave ECI Wireless System Ltd., to Alvarion. The total value of the transaction was approximately $ 20 million, consisting of a cash consideration paid by Alvarion and the cash balances withdrawn by ECI by closing. In addition, Alvarion granted warrants to purchase 200,000 Alvarion shares over a period of five years at an exercise price of $ 3 per share. See also Note 8.

                                                               ECI Telecom Ltd.


Condensed Notes to the Interim Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 7 - Legal Proceedings

     The Company is in dispute with a subcontractor regarding certain financial terms of a supply agreement as described in Note 11H4 of the annual financial statements as at December 31, 2002. The dispute was referred to an arbitrator in April 2003 and the subcontractor submitted a claim in the amount of $25.9 million and VAT in the amount of $4.6 million.

     The Company rejected the allegations made against it and is presently in the process of preparing a defense statement and a claim against the subcontractor.

     In the opinion of Management, the arbitrator's decision will not have any material effect on the Company's financial position and\or the results of its operations.



Note 8 - Discontinuance of the Innowave Segment Operations

     During the third quarter of 2002, the Company's Board of Directors decided on a plan to sell the operations of the Innowave segment, which specializes in development of solutions for broadband wireless access to communications networks. In April 2003, the Company signed an agreement and completed the sell of Innowave ECI Wireless System Ltd. - see also Note 6C.

     The assets and liabilities which relate to the discontinued operations are presented in separate categories in the current assets and current liabilities sections, respectively. A loss from discontinued operations is presented in the statement of income after the loss from continuing operations.

                                                               ECI Telecom Ltd.


Condensed Notes to the Interim Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 8 - Discontinuance of the Innowave Segment Operations (cont'd)

     Set forth below is detail of the assets and liabilities of the discontinued activities on March 31, 2003:

                                                                                                  March 31        December 31
                                                                                                      2003               2002
                                                                                        ------------------   ----------------
                                                                                               (Unaudited)          (Audited)
                                                                                        ------------------   ----------------
         Assets relating to discontinued operations                                       US$ in thousands   US$ in thousands
         ------------------------------------------                                     ------------------   ----------------
         Trade and other receivables                                                                5,422              8,883
         Inventory                                                                                  8,857              8,798
         Long-term receivables                                                                      2,235              2,234
         Property, plant and equipment                                                                843                733
                                                                                        -----------------    ---------------
                                                                                                   17,357             20,648
                                                                                        =================    ===============

                                                                                                  March 31        December 31
                                                                                                      2003               2002
                                                                                        ------------------   ----------------
                                                                                               (Unaudited)          (Audited)
                                                                                        ------------------   ----------------
         Liabilities relating to discontinued Operations                                  US$ in thousands   US$ in thousands
         -----------------------------------------------                                ------------------   ----------------

         Trade payables                                                                             1,648              2,699
         Other payables                                                                             7,209              9,449
                                                                                        -----------------    ---------------
                                                                                                    8,857             12,148
                                                                                        =================    ===============

         Set forth below are the results of operations of the discontinued segment
         -------------------------------------------------------------------------
                                                                                  Three months ended               Year ended
                                                                        -----------------------------------------------------
                                                                                       March 31                   December 31
                                                                        -----------------------------------------------------
                                                                                    2003              2002               2002
                                                                        ----------------    --------------     --------------
                                                                             (Unaudited)       (Unaudited)          (Audited)
                                                                        ----------------    --------------     --------------
                                                                          $ in thousands    $ in thousands     $ in thousands
                                                                        ----------------    --------------     --------------
         Segment revenues                                                         3,614             19,283             46,637
         Segment operating expenses                                               5,734             34,075             87,407
         Cumulative effect of an accounting change, net                               -             36,646             36,646
                                                                        ---------------     --------------     --------------
         Results of segment activities                                           (2,120)           (51,438)           (77,416)
                                                                        ===============     ==============     ==============


                                                               ECI Telecom Ltd.


Condensed Notes to the Interim Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 9 - Segment Reports

     1.   Segment activities disclosure:

     Segment   information  is  presented  in  accordance  with  SFAS  No.  131,
     "Disclosures about Segments of an Enterprise and Related Information". This
     standard is based on a management  approach,  which  requires  segmentation based upon the  Company's  internal  organization  and  internal  financial reports to the  management.  The  Company's  internal  financial  reporting systems present various data for management to run the business,  including profit and loss statements (P&L).

     2.   Operational segment disclosure:

     The following financial information is the information that management uses for analyzing the business results. The figures are presented as a consolidated basis and reflect its presentation to the management.

                                                               Three months ended March 31, 2003
                                ---------------------------------------------------------------------------------------------
                                         Lightscape             Inovia             EcTel             Other       Consolidated
                                     $ in thousands     $ in thousands    $ in thousands    $ in thousands     $ in thousands
                                -------------------   ----------------   ---------------   ---------------    ---------------
         Revenues                           42,437             50,830            15,207            10,197            118,671
                                ===================   ================   ===============   ===============    ===============

         Operating profit
          (loss)                            (6,250)             5,555            (3,929)             (958)            (5,582)
                                ===================   ================   ===============   ===============    ===============

                                                               Three months ended March 31, 2002
                                ---------------------------------------------------------------------------------------------
                                         Lightscape             Inovia             EcTel             Other       Consolidated
                                     $ in thousands     $ in thousands    $ in thousands    $ in thousands     $ in thousands
                                -------------------   ----------------   ---------------   ---------------    ---------------

         Revenues                           63,968             67,546            23,096            20,799            175,409
                                ===================   ================   ===============   ===============    ===============
         Operating profit
          (loss)                            (2,218)               292             3,975            (6,680)            (4,631)
                                ===================   ================   ===============   ===============    ===============

                                                                 Year ended December 31, 2002
                                ---------------------------------------------------------------------------------------------
                                         Lightscape             Inovia             EcTel             Other       Consolidated
                                     $ in thousands     $ in thousands    $ in thousands    $ in thousands     $ in thousands
                                -------------------   ----------------   ---------------   ---------------    ---------------

         Revenues                          233,218            241,807            95,777            75,409            646,211
                                ===================   ================   ===============   ===============    ===============
         Operating profit
          (loss)                           (29,536)             4,653            17,208           (45,024)           (52,699)
                                ===================   ================   ===============   ===============    ===============
         (*)      Reclassified.

          The  segment  information  for  earlier  periods,   including  interim
          periods,  is restated to reflect  the change in the  structure  of the
          Company's internal organization.



                                                               ECI Telecom Ltd.


Condensed Notes to the Interim Consolidated Financial Statements
--------------------------------------------------------------------------------


Note 10 - Material Differences Between U.S. and Israeli GAAP

     The material differences between measurements according to U.S. and Israeli
     GAAP, applicable to these financial statements, are as follows:

     A.   According   to   U.S.   GAAP,   marketable   securities   defined   as
          available-for-sale  securities are stated at market value. Any changes in their value is shown separately in  shareholders'  equity except in cases were there is a decrease in the value thereof, which is not of a temporary  nature.  According to Israeli GAAP, quoted securities which meet the  definition  of  'current  investments'  are stated at market value  and  any  changes  in  their  value  are  shown  in the  income statement.  Quoted  securities  which do not meet the definition,  are shown at cost unless there is a decrease in the value  thereof,  which is not of a temporary nature.


     B. According to U.S. GAAP, no deferred taxes are recorded on adjustments arising from the difference between the rate of change of the C.P.I.
          (the base on which income taxes are calculated) and the rate of change in the dollar - shekel exchange rate. According to Israeli GAAP, deferred taxes are recorded on such adjustments.


     C.   Commencing January 1, 2001, the Company has adopted Standard No. 133 -
          "Accounting for derivative Instruments and Hedging Activities".

          The Standard requires calculation and classification of all derivative financial instruments in the balance sheet as assets or liabilities and measurement thereof based on fair value. Changes in the fair value of derivative financial instruments are recorded in the statement of operations or the comprehensive income statement in accordance with the designation of the use of the instrument. Pursuant to the accounting principles in Israel, the results of derivative financial instruments, which are defined as "hedging" items, are recorded in correspondence with the recording of the hedged item in the financial statements based on the change in the currency rates of exchange during the reported period.


     D.   In July 2001, the Financial  Accounting  Standards Board (FASB) issued
          FASB Statement No. 141 "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets". FAS No. 141 replaces APB 16 and eliminates pooling-of-interests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill.

          Standard No. 142 cancels the periodic amortization of goodwill and provides that the value of goodwill should be examined at least once a year or when circumstances indicate that there has been a decline in its value. When the circumstances require the recording of a provision for the decline in value of the goodwill, the loss will be presented as a separate item in the statement of operations in the framework of operating earnings but upon the initial implementation of the standard the decline in the value of the goodwill will be presented as a change in accounting policy. Standard No. 141 was applied in the third quarter of 2001 and the Company applied Standard No. 142 in the first quarter of 2002.



                                                               ECI Telecom Ltd.


Condensed Notes to the Interim Consolidated Financial Statements
--------------------------------------------------------------------------------


Note 10 - Material Differences Between U.S. and Israeli GAAP (cont'd)

     E.   In the fourth quarter of 2000, Staff Accounting  Bulletin SAB No. 101,
          "Revenue  Recognition  in Financial  Statements"  (hereinafter  - "SAB
          101"), came into effect, which deals with revenue recognition policies in financial statements. The changes resulting from SAB 101 primarily affected the reporting of sales of products under agreements that contained customer acceptance criteria or payment terms that were linked to the timing of the installation of the product at the customer specified location. Since SAB 101 only took effect in the fourth quarter of 2000, after the publication of the interim financial statements of the first three quarters, its instructions should be applied retroactively as from the beginning of 2000 and the results for the first three quarters should be restated.

          According to Israeli GAAP, the new guidelines may only be adopted from the beginning of the first period for which financial statements have not yet been drawn up and published - i.e. the fourth quarter of 2000, without amending or restating data previously published and if, in the opinion of management, the revenue recognition policies determined in SAB 101 are appropriate to the economic and business environment in which the Company operates.




Note 10 - Material Differences Between U.S. and Israeli GAAP (cont'd)

         The effects on the financial statements are as follows:

          A.   Consolidated Statements of Income
                Three months ended March 31, 2003    (*) Three months ended March 31, 2002         (*) Year ended December 31, 2002
           --------------------------------------  ---------------------------------------  ---------------------------------------
                                     According to                             According to                             According to
            As reported  Adjustments Israeli GAAP   As reported  Adjustments  Israeli GAAP  As reported   Adjustments  Israeli GAAP
           ------------  ----------- ------------  ------------  -----------  ------------  -----------   -----------  ------------
            $ thousands  $ thousands  $ thousands   $ thousands  $ thousands   $ thousands  $ thousands   $ thousands   $ thousands
           ------------  ----------- ------------  ------------  -----------  ------------  -----------   -----------
             (Unaudited)  (Unaudited)  (Unaudited)   (Unaudited)  (Unaudited)   (Unaudited)    (Audited)     (Audited)     (Audited)
           ------------  ----------- ------------  ------------  -----------  ------------  -----------   -----------  ------------
Revenues        118,671       (5,275)     113,396      175,409         (743)    174,666       646,211        (4,271)      641,940
Cost of revenue
 (including
 inventory
 write-off)      70,017         (595)      69,422      111,439         (201)    111,238       395,231        (2,646)      392,585
Selling and
 marketing
 expenses        21,793            -       21,793       28,734          (12)     28,722       115,241           (77)      115,164
Amortization of
 acquisition
 valued intangible
 assets             792          387        1,179          440          959       1,399         1,760         1,809         3,569
Impairment of
 assets               -            -            -            -            -           -         1,525           533         2,058
Financial
 expenses         2,842            -        2,842        6,212          288       6,500        18,375             -        18,375
Financial income (2,401)      (1,374)      (3,775)      (7,154)        (432)     (7,586)      (24,564)        3,632       (20,932)
Taxes on income    (597)        (103)        (700)      (4,556)          91      (4,465)       (8,812)          645        (8,167)
Cumulative
 effect of an
 accounting
 change, net          -            -            -         (550)         550           -          (550)          550             -
Discontinuing
 operation       (2,120)           -       (2,120)     (51,438)           -     (51,438)      (77,416)         (570)      (77,986)

Net loss         (7,806)      (3,796)     (11,602)     (52,070)        (704)    (52,774)     (155,685)       (6,897)     (162,582)

(*)      Reclassified as a result of discontinued operation - see Note 8.




Note 10 - Material Differences Between U.S. and Israeli GAAP (cont'd)

         The effects on the financial statements are as follows: (cont'd)

          B.   Consolidated Balance Sheets

                                   March 31, 2003                       (*) March 31, 2002                     (*)December 31, 2002
           --------------------------------------  ---------------------------------------  ---------------------------------------
                                     According to                             According to                             According to
            As reported  Adjustments Israeli GAAP   As reported  Adjustments  Israeli GAAP  As reported   Adjustments  Israeli GAAP
           ------------  ----------- ------------  ------------  -----------  ------------  -----------   -----------  ------------
            $ thousands  $ thousands  $ thousands   $ thousands  $ thousands   $ thousands  $ thousands   $ thousands   $ thousands
           ------------  ----------- ------------  ------------  -----------  ------------  -----------   -----------
             (Unaudited)  (Unaudited)  (Unaudited)   (Unaudited)  (Unaudited)   (Unaudited)    (Audited)     (Audited)     (Audited)
           ------------  ----------- ------------  ------------  -----------  ------------  -----------   -----------  ------------

Trade
receivables     196,993        1,855      198,848       267,384       11,683       279,067      207,315         7,130       214,445
Inventories     144,084         (632)     143,452       242,776       (4,027)      238,749      149,747        (1,227)      148,520
Other assets     37,601          203       37,804        39,954        1,522        41,476       37,840           693        38,533
Other payables
and accrued
liabilities     124,195            -      124,195       189,556          165       189,721      133,826             -       133,826
Accumulated
other
comprehensive
income (loss)      (458)         458            -         1,944       (1,944)            -       (1,832)        1,832             -
Shareholders'
equity          640,303        1,426      641,729       752,556        9,013       761,569      646,400         6,596       652,996



(*)  Including   adjustments  required  from   reclassification  of  assets  and
     liabilities of discontinued operation as required by the Israeli GAAP.


                                ECI Telecom Ltd.
                              Interim Consolidated
                              Financial Statements
                                   (Unaudited)
                              As at March 31, 2003